Mail Stop 4561


								September 22, 2005



Lawrence Venick
Loeb & Loeb LLP
10100 Santa Monica Boulevard, Suite 2200
Los Angeles, CA 90067-4164

Re:	Consolidated Capital Properties VI
	Information Statement on Schedule 14C
	Filed September 16, 2005
	File No. 0-14099


Dear Mr. Venick:

	This is to advise you that we have conducted only a limited review of your information statement. Based on that limited review, we have the following comments.
General

1. Please revise the introductory paragraph or summary section to indicate that upon completion of the sale of your remaining property, the Partnership will be dissolved and its affairs wound up.

2. We note your statement in the third paragraph on page 10 that the partnership intends to hold back approximately $30,000 to pay for costs associated with legal claims. We also note that you will reserve proceeds from the sale of the Property to cover administrative costs, including management fees, taxes, cost of audits, printing and mailing and the preparation and filing of Partnership`s tax returns. Please revise to estimate the cost of your administrative expenses associated with the liquidation and dissolution.

3. You indicate on page 6 that the distributable net proceeds per unit are $11. Please tell us whether the $11 includes the costs associated with the legal claims and reserves to cover the administrative costs in connection with the liquidation and dissolution of your remaining property. If not, please revise your
Use of Proceeds section to estimate those expenses and provide a comprehensive estimated distributable net proceeds per unit.


*  *  *  *

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3694.

      Sincerely,



      Owen Pinkerton
      Senior Counsel
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Lawrence Venick
Loeb & Loeb LLP
September 22, 2005
Page 2